Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Third Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The third meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2021 in Beijing. The directors were notified of the Meeting by way of a written notice dated August 11, 2021. All of the Company’s ten directors attended the Meeting. The following directors attended the Meeting in person, including Wang Bin, chairman and executive director of the Company, Su Hengxuan, Li Mingguang and Huang Xiumei, executive directors of the Company, and Yuan Changqing and Wang Junhui, non-executive directors of the Company. Robinson Drake Pike, Tang Xin, Leung-Oi-Sie Elsie and Lam Chi Kuen, independent directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2021

The Board reviewed and passed the Proposal regarding the Interim Financial Reports for the First Half of 2021, which include the financial statements for the first half of 2021 prepared in accordance with PRC GAAP, the financial statements for the first half of 2021 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2021. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2021. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details with respect to the changes in accounting estimates.

Voting result: 10 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2021 and the H Shares Interim Report of the Company for the First Half of 2021

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding the Interim Solvency Report of the Company for the First Half of 2021

Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 10 for, 0 against, with no abstention

4.	The Proposal regarding the Amendments to the Articles of Association of the Company

The Board agreed to submit this proposal to the shareholders’ general meeting of the Company for approval. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 10 for, 0 against, with no abstention

5.	The Proposal regarding the Amendments to the Rules of Procedures for Shareholders’ General Meeting of the Company

The Board agreed to submit this proposal to the shareholders’ general meeting of the Company for approval.

Voting result: 10 for, 0 against, with no abstention

6.	The Proposal regarding the Amendments to the Rules of Procedures for the Board of Directors of the Company

The Board agreed to submit this proposal to the shareholders’ general meeting of the Company for approval.

Voting result: 10 for, 0 against, with no abstention

7.	The Proposal regarding Convening the First Extraordinary General Meeting of the Company for the Year of 2021

The notice of the first extraordinary general meeting of the Company for the year of 2021 will be issued separately.

Voting result: 10 for, 0 against, with no abstention

8.	The Proposal regarding the Increase of Revolving Investment in Project Qihang

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to the announcement filed on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 6 for, 0 against, with no abstention

9.	The Proposal regarding Amending the Risk Preference Statement of the Company for the Year of 2021

Voting result: 10 for, 0 against, with no abstention

10.	The Proposal regarding the Information Technology Outsourcing Strategy of the Company

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

11.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2021

Voting result: 10 for, 0 against, with no abstention

12.	The Proposal regarding the Company’s Work Plan of Protection of Consumer Rights for the Year of 2021

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 25, 2021

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